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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13D

                         INFORMATION TO BE INCLUDED IN
                         STATEMENTS FILED PURSUANT TO
                     RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)

                      ------------------------------------


                             SAGE LABORATORIES, INC.
                                (Name of Issuer)


                                 --------------

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                   786 650 101
                      (CUSIP Number of Class of Securities)

                                 --------------

                             PROFESSOR DAVID RHODES
                               EXECUTIVE CHAIRMAN
                                  FILTRONIC PLC
                                 THE WATERFRONT
                            SALTS MILL ROAD, SALTAIRE
                             SHIPLEY, WEST YORKSHIRE
                                ENGLAND, BD18 3TT
                               011-44-1274-530-622

           (Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                               -------------------


                                  May 13, 1998
                         (Date of Event which Requires
                           Filing of this Statement)
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If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S) 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

         CUSIP NO.  786 650 101
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1.       Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         FIL Acquisition Corp.
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2.       Check the Appropriate Box if a Member of a Group
                                                     (a) [X]
                                                     (b) [_]

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3.       SEC Use Only

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4.       Source of Funds
         AF

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)                                [ ]

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6.       Citizenship or Place of Organization

         Massachusetts

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       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       -----------------------------------------------------------------

7.      Sole Voting Power

        267,180 shares of Common Shares


--------------------------------------------------------------------------------
8.     Shared Voting Power

       267,180 shares of Common Stock


--------------------------------------------------------------------------------
9.    Sole Dispositive Power

      267,180 shares of Common Stock



-------------------------------------------------------------------------------
10.   Shared Dispositive Power

      267,180 shares of Common Stock



--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting
         Person

         267,180
         (see the Offer to Purchase)

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares  [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         24.6%

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14.      Type of Reporting Person
         CO
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
                                 SCHEDULE 13D

         CUSIP NO.  786 650 101
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1.       Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         Filtronic plc

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                     (a) [X]
                                                     (b) [_]

--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         WC

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)                               [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         England and Wales

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       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       -----------------------------------------------------------------

7.      Sole Voting Power

        267,180 shares of Common Shares


--------------------------------------------------------------------------------
8.     Shared Voting Power

       267,180 shares of Common Stock


--------------------------------------------------------------------------------
9.    Sole Dispositive Power

      267,180 shares of Common Stock



-------------------------------------------------------------------------------
10.   Shared Dispositive Power

      267,180 shares of Common Stock



--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting
         Person

         267,180

         (see the Offer to Purchase)

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares  [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         24.6%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO

--------------------------------------------------------------------------------


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
ITEM 1. SECURITY AND ISSUER.


         This Schedule 13D (this "Statement") relates to the offer by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and a direct wholly owned subsidiary of Filtronic plc, a company organized under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock") of Sage Laboratories, Inc., a Massachusetts corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Combined Schedule 14D-1 and
Schedule 13D (registration no. 5-20308) filed with the Securities and Exchange Commission on May 19, 1998 (the "Combined Schedule 14D-1 and Schedule 13D"), and in the related Letter of Transmittal, incorporated by reference to Exhibit
(a)(2) of the Combined Schedule 14D-1 and Schedule 13D (which together constitute the "Offer").


         The name of the issuer is Sage Laboratories, Inc., a Massachusetts corporation, and the address of its principal executive offices is 11 Huron Drive, East Natick Industrial Park, Natick, Massachusetts 01760.


ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This Statement is being filed by Parent and the Purchaser. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Annex I and II of the Offer to Purchase and incorporated herein by reference.

         The definition of "Minimum Condition" on page 27 and all references to requiring "at least 66 2/3% of the total number of shares" in respect of such Minimum Condition are hereby amended to add the following: "the Shares that are the subject of the Stockholders Agreements shall be considered tendered for purposes of calculating the Minimum Condition."

         (d)-(e) During the last five years neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

         (a)-(g),(j) The information set forth in the "INTRODUCTION", "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 12 -- Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

         The second sentence of the first full paragraph on page 15 under the heading "Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" is hereby amended to read in its entirety as follows: "The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the BCL described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of 66 2/3% of the holders of outstanding Shares."


         See Item 2 with respect to amendment of calculation of the "Minimum Condition."


         (h)-(i) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         The following sentence is hereby added to the third full paragraph on page 11 under the heading "Effects of The Offer on The Market for Shares; Stock Quotations; Registration Under the Exchange Act"; "Parent intends to deregister the Shares under the Exchange Act following consummation of the Merger, and therefore, Parent shall be the only Shareholder affected by such deregistration."

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(e) The information set forth in "Section 9 -- Certain Information Concerning Parent and the Purchaser"; "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 13 -- The Merger Agreement; Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

         The Purchaser is a wholly-owned subsidiary of Parent and, therefore, the 267,180 shares of Common Stock to which this Schedule 13D relates are beneficially owned by both Parent and Purchaser. Parent may also direct the vote and disposition of such shares.

         Item (4) on page 25 under the heading "Certain Conditions of the Offer" is hereby amended to read in its entirety as follows: "at any time on or after the date of the Merger Agreement, and prior to the expiration date, any of the following conditions shall exist:"

         See Item 2 with respect to amendment of calculation of the "Minimum Condition."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds"; "Section 11 -- Contracts with the Company; Background of the Offer"; "Section 12 --Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         See Item 4 with respect to amendment to Section 12.


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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         (1)*  Offer to Purchase dated May 19, 1998.

         (2)*  Letter of Transmittal.

         (3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (4)*  Letter to Clients.

         (5)*  Notice of Guaranteed Delivery.

         (6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (7)*  Press Release issued by Parent, dated May 13, 1998.

         (8)*  Press Release issued by the Company, dated May 13, 1998.

         (9)*  Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (2)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Carl A. Marguerite.

         (3)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (4)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (5)*  Letter, dated May 1, 1998, from Parent to the Company.

         (6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.


            *  Incorporated by reference to combined Schedule 14D-1 and
               Schedule 13D (registration no. 5-20308) filed on May 19, 1998.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 1998

                           FIL ACQUISITION CORP.

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Clerk

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 1998

                           FILTRONIC plc

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Company Secretary and Solicitor


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
                               INDEX TO EXHIBITS

         (1)*  Offer to Purchase dated May 19, 1998.

         (2)*  Letter of Transmittal.

         (3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (4)*  Letter to Clients.

         (5)*  Notice of Guaranteed Delivery.

         (6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (7)*  Press Release issued by Parent, dated May 13, 1998.

         (8)*  Press Release issued by the Company, dated May 13, 1998.

         (9)*  Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (2)* Stockholder Agreement, dated as of May 13, 1998 by and among Parent, the Purchaser and Carl A. Marguerite.

         (3)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (4)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (5)*  Letter, dated May 1, 1998, from Parent to the Company.

         (6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.


            *  Incorporated by reference to combined Schedule 14D-1 and
               Schedule 13D (registration no. 5-20308) filed on May 19, 1998.

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